FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 17, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2009
ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

CORE LOGIC LICENSES ARM MALI-400 MP GPU TO DELIVER HIGH- DEFINITION GRAPHICS FOR NEXT-GENERATION PORTABLE MEDIA

OpenGL ES compliant Mali-400 MP GPU enables advanced user interfaces whilst maintaining battery life on high-end mobile devices

CAMBRIDGE, UK – Aug.  17, 2009 –  ARM [(LSE: ARM); (Nasdaq: ARMH)] announced today that Core Logic Inc, a leading Korea-based fabless semiconductor manufacturer in the development and delivery of mobile multimedia solutions, has licensed the ARM® Mali™-400 MP multicore graphics processing unit (GPU) to enable significantly enhanced, high-definition (HD) entertainment and browsing experiences on smartphones, fully-featured multimedia phones, portable media players (PMP) and personal navigation devices (PND) without compromising battery life.

The highest performance GPU in the Mali technology family, Mali-400 MP, supports complex 2D and 3D multimedia applications at up to 1080p resolution and offers pixel processing rates from 300 million to more than 1G pixels per second. This enables manufacturers of mobile phones, PMPs and PNDs to deliver console-quality gaming, high-quality navigation, spectacular user interfaces and web-browsing to their end users, while benefitting from the lowest memory bandwidth usage of any embedded GPU, leading to very low power consumption. The Mali-400 MP GPU also supports Khronos OpenGL ES 2.0 and OpenVG standards, further enhancing user experiences on a wide range of digital devices.

The scalability of the Mali-400 MP GPU from one to four cores enables Core Logic to serve multiple product markets, achieving the optimum power, performance and area configuration for each application, all underpinned by the same architecture and supported by the Mali range of middleware and drivers.  Core Logic will deliver their Mali-400 GPU-based solution to customers in 2010.

“We are seeing massive demand for ever higher specification graphics on all multimedia mobile devices, PMPs and PNDs,” said Kwang Pyuk Suh, CEO of Core Logic. “Device manufacturers are continually looking for technologies that enable them to develop the next high-end, must-have gadget to set them apart from the competition. Additionally, users are becoming increasingly discerning about getting the best out of their chosen applications at home and on the go. By extending our relationship with ARM, a reliable and proven supplier, and incorporating the Mali-400 MP GPU in our solutions, we are enabling our customers to meet this demand and deliver an equally compelling user experience on mobile as on digital entertainment devices.”

Core Logic, whose customers include several major Korean manufacturers, will also become part of the ARM Mali Graphics Ecosystem that brings together a growing community of developers, technology partners, software vendors and content companies to collaborate and reduce the cost of graphics ownership.

“The Mali-400 MP GPU enables Core Logic to develop the highest quality multimedia system-on-a-chip technology that will lie at the heart of next generation digital entertainment and communication devices,” said Lance Howarth, general manager, ARM Media Processing Division. “Mali-400 MP and other Mali GPUs are fully compatible with the ARM CPUs that power billions of digital devices around the world. This, combined with the complete Mali graphics stack and the ARM Mali Ecosystem, brings lowered development costs and reduced time to market.”

About Mali Graphics Technology
The Mali GPU family scales from the Mali-55 GPU to the Mali-400 MP GPU, which addresses all embedded graphics needs with the widest range of supported performance points. This diverse offering enables ARM to lead in conformance to various open standards and confirms the company’s unique position as a world-class supplier of a complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

Mali graphics processors deliver stunning 2D and 3D graphics providing 4x and 16x full scene anti-aliasing (FSAA) without any noticeable drop in performance. In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0, Mali products also support 2D scalable vector graphics through OpenVG for improved text, navigation, UI and web-browsing experiences. For more information, please visit http://www.arm.com/products/multimedia/graphics.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

ARM
Lorna Dunn
+44 (0) 1223 400835
lorna.dunn@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com